SCHEDULE 13G
Amendment No. 2
Teekay Shipping Corporation
Common Stock No par value


Cusip #:  V89-564-10-4
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #: V89-564-10-4
Item 1:
Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #:  V89-564-10-4
Item 1:  Reporting Person -
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IN


Item 1(a) Teekay Shipping
Corporation

Item 1(b) Fourth Floor, Euro
Canadian Centre, Marlborough
Street & Navy Lion Road,
P.O. Box SS-6293, Nassau,
The Bahamas

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock no
par value

Item 2(e) V89-564-10-4

Item 3. TMLLC and TPLLC
are investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. The reporting
persons have ceased to be
the beneficial owners of
more than 5% of the class.

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995, On
File with Schedule 13G for
Kohl's Corp. 2/7/95

EXHIBIT A

AGREEMENT

The undersigned agree that
this Amendment No. 2 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of Teekay
Shipping Corporation shall
be filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995,

On File with Schedule 13G

for Kohl's Corp. 2/7/95